EXHIBIT 12.1
IPASS INC.
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)
.

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Fixed charges:
Interest expense	$2	$44	$29	$75	$125	$29
Interest portion of rental expense	62	249	263	312	398	486

Total fixed charges	$64	$293	$292	$387	$523	$515

Earnings:
Loss from continuing operations before income taxes	$(3,948)	$(20,361)	$(7,547)	$(15,186)	$(19,306)	$(15,487)
Fixed charges per above	64	293	292	387	526	515

Deficiency of earnings available to cover fixed charges	$(3,884)	$(20,068)	$(7,255)	$(14,799)	$(18,783)	$(14,972)

Ratio of earnings to fixed charges	—	—	—	—	—	—